Exhibit (10)




December 2, 1994



Mr. Christian Campbell
2483 West Branch Court
Naperville, IL. 60565

Dear Christian:

This letter will confirm the offer made to you for the position of Senior Vice President, General Counsel and Secretary for Owens-Corning reporting to me starting January 1, 1995. The specifics of the employment offer are as follows:

  Your starting annual base salary will be $275,000 subject to regular review by the Board Compensation Committee.

  You will participate in the Annual Corporate Incentive Compensation Plan which is presently based upon corporate earnings per share, cash flow and sales growth. Your participation in this plan will be 100% of your base salary and your target award will be 50% of base salary. Obviously, corporate business results will determine actual payments but you will be guaranteed $137,500 for 1995, which is target bonus. This payment will be made at the same time as our annual incentive payments are normally made, which is the last day in February of 1996.

  You will be awarded 15,000 stock options and 3,000 restricted stock shares upon your initial day of employment. The price of the options will be based on the closing price of Owens-Corning stock on the date of your hire. The options will vest one third each year for three years. The restricted shares will vest 50% in five years and the remaining 50% in ten years from date of grant. These restricted shares will be valued at vesting based upon their market value at that time.

  You will be given a one time "sign-on" bonus of $50,000
  (net of applicable taxes) on your first day of employment. This will address certain perquisites in which you currently participate, such as car allowances, club memberships, etc.

  You will have four weeks of vacation with Owens-Corning.

  You will be eligible for tax preparation/planning assistance, financial counseling, personal liability insurance and other benefits accorded Leadership council participants. In addition, you will be given a membership in the Toledo Club (or equivalent) which is a prestigious downtown dining and exercise club which can be utilized for business entertainment associated with your position.

  For relocation purposes, you will be treated as a transferring employee, which means that we will purchase your home if you are unable to sell it. Specifics of our plan would be communicated upon acceptance of our offer.

  In addition to the above items, you will also be entitled to Owens-Corning's full benefits package, which includes a health care plan, Savings and Deferral Investment Plan (401(k)), life insurance plan, salary continuation and long-term disability plan.

Employment is contingent upon successful completion of a physical examination (which includes a drug screening) and reference checking. You may contact Juanita Kesler (in Corporate Human Resources) at (419) 248-7414 to arrange a physical examination. The enclosed severance agreement should be executed upon your acceptance of this offer.

If you have any questions regarding the above offer or any benefits, please call me at (419) 248-6518 or Greg Thomson at
(419) 248-6310.

Yours truly,



Glen H. Hiner


AGREED TO AND ACCEPTED:



          /s/ Christian L. Campbell
             Christian Campbell



             12/13/94
               Date